SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  7 December 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C. Forward
David C Forward Assistant Secretary

Date: 7 December 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 6 December 2006

6.12.06	Legal&General Interest at 4%.

1.12.06	NG- Publication of Prospectus on the RNS website
(Euro 12Bn Medium Term Note Programme)

30.11.06	Legal&General Interest at 3.99%.

28.11.06	Legal&General Interest at 4.00%.

13.11.06	Capital Group notify Interest at 3.75%.

8.11.06	Directors Interests - Share Incentive Plan - monthly update

6.11.06	Capital Group notify Interest at 4.90%.

24.10.06	Update On National Grid Acquisition Of Keyspan
(US FERC Approval)

20.10.06	Capital Group notify Interest at 5.06%.

----------------------------------

Note 1: A ‘same day’ notification on Form 6-k was also sent since the last general update, as follows:

16.11.06	‘Results for the six months ended 30 September 2006’

Note 2: On 21 November 2006, NG announced the first in a series of share repurchases. This is annexed; together with further announcements in respect of the programme made on 22, 24, 28, 29, 30 November and 1 December, in respect of repurchases on each preceding business day.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 6 December 2006

20 October 2006

National Grid plc (‘NG’)

Notification of Interest in National Grid Ordinary Shares;

Pursuant to Sections 198-202 of The Companies Act 1985.

NG today received notification from The Capital Group Companies, Inc. that its notifiable interest in NG’s ordinary shares had reduced to 5.06% (137,852,598 ordinary shares) at 18 October 2006.

24 October 2006

National Grid plc

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid is pleased that the US Federal Energy Regulatory Commission (FERC) has voted to approve the proposed acquisition of KeySpan. In its order, dated 20 October 2006, FERC noted KeySpan’s ownership of generating plants located in New York City and Long Island and stated that the combination of National Grid’s and KeySpan’s electric generation resources is not likely to harm competition in any relevant energy market.

This order follows the announcement on 10 July 2006 that the Federal Trade Commission granted early termination of the waiting period under the HSR Improvements Act, and the announcement on 12 July 2006 that the CFIUS had completed its review of the transaction and determined there are no issues of national security sufficient to warrant an investigation. National Grid shareholders gave their approval on 31 July 2006, and KeySpan stockholders voted in favour of the proposed acquisition on 17 August 2006.

Remaining approvals for the acquisition include authorisation by state public utility regulatory commissions, including the New York Public Service Commission (NYPSC) and the New Hampshire Public Utilities Commission (NHPUC). Filings requesting approval from each of the NYPSC and NHPUC were made on 21 July 2006 and 11 August 2006 respectively.

Contacts

Investors

Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Citigate Dewe Rogerson	+44 (0)20 7836 9571
Anthony Carlisle	+44 (0)7973 611888 (m)

Monday 6 November 2006

National Grid plc (‘NG.’)

Notification of Interest in National Grid plc Ordinary Shares;

Pursuant to Sections 198-202 of The Companies Act 1985.

NG has received, late on Friday 3 November, a further notification from The Capital Group Companies, Inc. that its notifiable interest in NG’s ordinary shares had reduced to 4.90% (133,413,292 ordinary shares) at 2 November 2006; having previously notified a 5.06% interest (137,852,598 ordinary shares) at 18 October 2006.

National Grid plc (NG)

8 November 2006

(Notifications of Directors' Interests, pursuant

to Section 324(2) of the Companies Act 1985)

------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,269 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, on the shares having been purchased in the market, at a price of 671.8 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	19 Ordinary Shares
Roger Urwin	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,203 Ordinary Shares Nil- B shares – unchanged
Roger Urwin	1,235,160 Ordinary Shares B Shares- 58,397- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

Monday 13 November 2006

National Grid plc (‘NG.’)

Notification of Interest in National Grid plc Ordinary Shares;

Pursuant to Section 198 of The Companies Act 1985.

NG today received a further notification from The Capital Group Companies, Inc.; that its notifiable interest in NG’s ordinary shares was 3.75% (102,067,366 ordinary shares) at 9 November 2006.

National Grid plc (‘NG.’)

28 November 2006

Notification of Interest in NG. Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985

-------------------------------------------------------------------

National Grid plc today received a further notification from Legal & General Investment Management Limited; that its notifiable interest was in 4.00% of NG. ordinary shares (108,970,875 shares) at 24 November 2006 (having previously notified a 3.98% interest at 27 July 2006).

National Grid plc (‘NG.’)

30 November 2006

Notification of Interest in NG. Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985

-------------------------------------------------------------------

National Grid plc today received a further notification from Legal & General Investment Management Limited; that its notifiable interest was in 3.99% of NG. ordinary shares (108,685,736 shares) at 28 November 2006 (having previously notified a 4.00% interest at 24 November 2006).

RNS Number:1172N

National Grid PLC

01 December 2006

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing

Authority and is available for viewing:

Supplementary Prospectus dated 1 December 2006

National Grid plc and National Grid Electricity Transmission plc

Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1172n_-2006-12-1.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (‘NG.’)

6 December 2006

Notification of Interest in NG. Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985

-------------------------------------------------------------------

National Grid plc today received a further notification from Legal & General Investment Management Limited; that its notifiable interest was in 4.04% of NG. Ordinary shares (110,018,971 shares) at 5 December (having previously notified a 3.99% interest at 28 November 2006)

National Grid plc

21 November 2006

National Grid plc announces that on 20 November 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 723.90 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,721,718,957.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END

National Grid plc

22 November 2006

National Grid plc announces that on 21 November 2006 it purchased for cancellation 350,000 of its ordinary shares at a price of 725.6857 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,721,368,957.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END

National Grid plc

24 November 2006

National Grid plc announces that on 23 November 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 710.90 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,721,103,291

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END

National Grid plc

28 November 2006

National Grid plc announces that on 27 November 2006 it purchased for cancellation 550,000 of its ordinary shares at a price of 717.74 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,720,553,291

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END

National Grid plc

29 November 2006

National Grid plc announces that on 28 November 2006 it purchased for cancellation 550,000 of its ordinary shares at a price of 706.85 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,720,003,291

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END

National Grid plc

30 November 2006

National Grid plc announces that on 29 November 2006 it purchased for cancellation 270,000 of its ordinary shares at a price of 699.99 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,719,733,291

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END

National Grid plc

1 December 2006

National Grid plc announces that on 30 November 2006 it purchased for cancellation 700,000 of its ordinary shares at a price of 692.70 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,719,090,892

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

END